Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Human Genome Sciences, Inc. for the registration of 12,932,969 shares of its common stock and to the incorporation by reference therein of our reports dated February 17, 2005, with respect to the consolidated financial statements and schedules of Human Genome Sciences, Inc., Human Genome Sciences, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Human Genome Sciences, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
October 6, 2005
McLean, Virginia